Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Subject Company: Carnegie Financial Corporation, Commission File No.: 0-24579.


On October 10, 2001 Fidelity Bancorp, Inc., and Carnegie Financial Corporation, both Pennsylvania corporations, jointly issued the following press release:


For Immediate Release

                                                  Fidelity Bancorp, Inc.
                                                  William L. Windisch
                                                  (412) 367-3300

                                                  Carnegie Financial Corporation
                                                  Shirley C. Chisea
                                                  (412) 276-1266


            FIDELITY BANCORP, INC. AND CARNEGIE FINANCIAL CORPORATION
                                 ANNOUNCE MERGER

         Pittsburgh, Pennsylvania, October 10, 2001: Fidelity Bancorp, Inc. (NASDAQ -- "FSBI") and Carnegie Financial Corporation (OTCBB -- "CAFN") jointly announced today the signing of a Definitive Agreement and Plan of Merger, whereby Fidelity will acquire all of the outstanding common stock of Carnegie for $14.75 per share in cash or Fidelity common stock. This represents an acquisition value to stockholders of approximately $3.32 million. No less than 50.1% and no more than 55% of the outstanding common stock of Carnegie may be exchanged for Fidelity common stock. Stockholders of Carnegie may elect to receive either all cash or all stock as consideration, subject to proration in the event the aggregate amount of Carnegie common stock for which Carnegie stockholders elect to receive Fidelity common stock is less than 50.1% or more than 55% of the total merger consideration. Stockholders of Carnegie who elect to receive Fidelity stock as consideration will receive the number of shares of Fidelity common stock equal to the result obtained by dividing $14.75 by the average closing price of Fidelity's common stock for the fifteen consecutive full trading days (excluding from the average any days within the 15-day period that the stock does not trade) immediately preceding one week before the closing of the merger. Carnegie will continue to pay its cash dividend at a rate of $.20 per year pro-rated through the closing of the merger.

         The acquisition is subject to several contingencies, including approval by the stockholders of Carnegie and receipt of regulatory approval. The price may be renegotiated or the agreement terminated by either party, if there has occurred a greater than 20% change between (1) the last reported sales price per share of Fidelity common stock as of the date of the Agreement (i.e., $15.30) and (2) the average closing price of Fidelity's common stock for the fifteen

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consecutive  full trading days  (excluding  from the average any days within the
15-day period that the common stock does not trade) immediately preceding one week before the closing of the merger.

         Fidelity will be filing a registration statement on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission ("SEC") and Fidelity and Carnegie intend to mail a proxy statement/prospectus to Carnegie's shareholders in connection with the transaction. We urge investors to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, the documents will be available free of charge from the Corporate Secretary of Carnegie at 17 West Mall Plaza, Carnegie, Pennsylvania 15106, telephone (412) 276-1266 and from the Corporate Secretary of Fidelity at 1009 Perry Highway, Pittsburgh, Pennsylvania 15237, telephone (412) 367-3300. Investors should read the proxy statement carefully before making a decision concerning the merger.

         Carnegie and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Carnegie stockholders to approve the merger. Carnegie's board of directors is composed of Shirley C. Chiesa, Morry J. Miller, JoAnn V. Narduzzi, Charles L. Rupprecht and Lois A. Wholey. Information regarding the interests of Carnegie's directors and executive officers in the transaction will be included in the proxy statement/prospectus. As a result of the consummation of the merger, all stock options and shares of restricted stock awarded under Carnegie's stock benefit plans will vest. Holders of Carnegie's stock options will receive cash in an amount equal to the difference between $14.75 and the option exercise price.

         Fidelity Bank, the subsidiary of Fidelity Bancorp, Inc., is a full-service community bank operating from ten offices in Allegheny and Butler Counties, Pennsylvania. Carnegie Savings Bank, the subsidiary of Carnegie
Financial Corporation, operates from one office in Carnegie, Pennsylvania. William L. Windisch, Chairman of the Board and Chief Executive Officer of Fidelity, stated, "We are pleased to announce the acquisition of Carnegie. This will be a positive addition to the Company. Through the merger of Carnegie with Fidelity, we will be able to offer our full line of financial services to their customers and the residents and businesses in their community from their Carnegie office. We expect the acquisition to be accretive to earnings during the second year." Shirley C. Chiesa, President and Chief Executive Officer of Carnegie, said, "We are delighted to become part of Fidelity, a local community-oriented financial institution. We believe the transaction is in the best interests of our stockholders, customers and employees. We believe this merger will provide long term benefits for our customers and stockholders." At June 30, 2001, Fidelity had total assets and stockholders' equity of $565.9 million and $34.0 million, respectively, and Carnegie had total assets and stockholders' equity of $27.3 million and $2.9 million, respectively.

         This document may contain forward-looking statements that involve risks, uncertainties, and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward looking statements are based largely on expectations or forecasts of future events, can be affected by inaccurate assumptions, and are subject to various business risks and known and unknown certainties, a number of which are beyond the control of Fidelity or Carnegie. Therefore, actual results could differ materially from the forward

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looking statements  contained in this document.  A wide variety of factors could cause or contribute to such differences, and could adversely impact revenues, profitability, cash flows and capital needs. The forward-looking statements contained in this document may not, in fact, transpire or prove to be accurate. Fidelity and Carnegie assume no obligation and do not intend to update these forward looking statements.